UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010

Commission File Number: 001-33195

TRINA SOLAR LIMITED
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference
The document attached as exhibit 99.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on July 27, 2009 (No. 333-160826).
The Registrant is filing a material document not previously filed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Chairman and Chief Executive Officer

Date: March 19, 2010

Exhibit Index
Exhibit 99.1 — Underwriting Agreement dated March 18, 2010 among the Registrant, Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Barclays Capital Inc.